No Act
PE 12/13/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11008673

December 27, 2011

Lee Whitley
Baker Hughes Incorporated
lee.whitley@bakerhughes.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-27-11

Re: Baker Hughes Incorporated
Incoming letter dated December 13, 2011

Dear Mr. Whitley:

This is in response to your letter dated December 13, 2011 concerning the shareholder proposal submitted to Baker Hughes by the Sheet Metal Workers' National Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org

December 27, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baker Hughes Incorporated
Incoming letter dated December 13, 2011

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Baker Hughes' audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Baker Hughes may exclude the proposal under rule 14a-8(i)(7), as relating to Baker Hughes' ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Baker Hughes' independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Baker Hughes omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2188
P.O. Box 4740 (77210-4740)
Tel. (713) 439-8122
Fax (713) 439-8472
lee.whitley@bakerhughes.com

Lee Whitley
Sr. Corporate Counsel

December 13, 2011

By Email and Hand Delivery

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Baker Hughes Incorporated—Omission of Stockholder Proposal Relating to "Audit Firm Rotation Policy"

Ladies and Gentlemen:

Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes" or the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") from the Sheet Metal Workers' National Pension Fund (the "Proponent") for inclusion in the Company's proxy materials for its 2012 annual meeting of stockholders. A copy of the Proposal, the Proponent's cover letter submitting the Proposal and all related correspondence is attached as Exhibit A hereto. This letter is to advise you and the Proponent that the Company intends to exclude the Proposal from its proxy materials for the Company's 2012 annual meeting of stockholders. Six paper copies of this letter are being submitted not less than 80 days before the Company intends to file such proxy materials with the U.S. Securities and Exchange Commission (the "Commission").

Summary

The Proposal asks the Board's Audit/Ethics Committee to "establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years."[1] The Company believes it may exclude the

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1 The Proposal reads in its entirety:

> **Be it Resolved:** That the shareholders of Baker Hughes Incorporated ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Proposal from its proxy materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations. Hewlett-Packard Company, Deere & Company and The Walt Disney Company received virtually identical proposals, and the Staff of the Division of Corporation Finance (the "Staff") of the Commission recently concurred that it would not seek enforcement action against them for excluding the proposals from their proxy materials under Rule 14a-8(i)(7). *See Hewlett-Packard Company* (avail. Nov. 18, 2011); *Deere & Company* (avail. Nov. 18, 2011); *The Walt Disney Company* (avail. Nov. 23, 2011). Based on these precedents and the additional precedents discussed below, the Proposal may be excluded from the Company's proxy materials.

Analysis

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a stockholder proposal that relates to a company's "ordinary business" operations. The Staff has consistently viewed proposals concerning the selection and engagement of a company's independent auditor as relating to ordinary business and therefore excludable under Rule 14a-8(i)(7). As noted above, just last month the Staff concurred that three proposals that were virtually identical to the Proposal may be omitted under Rule 14a-8(i)(7).[2] In its most recent letter to The Walt Disney Company, the Staff noted that:

> [T]he proposal relates to limiting the term of engagement of Disney's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Proposal may similarly be excluded from the Company's proxy materials.

This conclusion is further supported by additional precedents from the Staff, in which the Staff concurred with the exclusion under Rule 14a-8(i)(7) of proposals relating to the selection or retention of an auditor as relating to ordinary business. *See, e.g., Rite-Aid Corp.* (avail. March 31, 2006) (concurring in the exclusion of a proposal asking the board to adopt governance provisions to present the independent auditor for ratification or rejection at future annual meetings of stockholders because it related to the method of selecting independent auditors); *The Charles Schwab Corp.* (avail. Feb. 23, 2005) (concurring in the exclusion of a proposal requesting that the board adopt a policy to submit the independent auditor for stockholder ratification); *J.P. Morgan Chase & Co.* (avail. Mar. 5, 2010) (concurring in the exclusion of a proposal requesting that the board limit the engagement of its independent auditor

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2 *Compare* the text of the Proposal with *The Walt Disney Company* (avail. Nov. 23, 2011) (permitting exclusion of a proposal stating "Be it Resolved: That the shareholders of The Walt Disney Company ('Company') hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.").

to five years); *El Paso Corp.* (avail. Feb. 23, 2005) (concurring in the exclusion of a proposal asking the company to adopt a policy of hiring a new independent auditor at least every ten years).

The selection, retention and termination of the Company's independent auditor are responsibilities that belong to the Company and, specifically, its audit committee. *See* Exchange Act Rule 10A-3(b)(2) (audit committee "must be directly responsible for the appointment, compensation, retention and oversight" of the independent auditor); Section 303A.06 of the New York Stock Exchange Listed Company Manual (requiring the audit committees of listed companies to satisfy Rule 10A-3). In accordance with the legal requirements just cited, the charter for the Company's Audit/Ethics Committee provides that this committee "has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification)."[3] By requiring mandatory rotation after an auditor's engagement for seven years, the Proposal would limit this authority and prevent the Audit/Ethics Committee from fully discharging its duties under Exchange Act Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual with respect to determining whether to terminate or retain a current auditor who has served for seven years.[4]

As Hewlett-Packard noted in its recently successful no-action request, the retention of an auditor typically involves the consideration of many factors that stockholders are not in a position to assess, such as the field of potential candidates to serve as auditor; an auditor's reputation and capacity to accomplish its tasks; the quality of the engagement team proposed to staff the Company's audit; the auditor's expertise in the Company's area of business and the legal and regulatory environment in which it operates; the auditor's relationship with competitors; and the prior performance of the current auditor. The Proposal would require a new auditor be selected every seven years, regardless of whether the Audit/Ethics Committee determines that a longer engagement is warranted based on the foregoing factors (among others).[5]

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3 A copy of the Company's Audit/Ethics Committee charter is attached as Exhibit B hereto. The reference to stockholder ratification is included in the Audit/Ethics Committee charter as a recognition that the Company asks its stockholders to ratify the appointment of an auditor in a non-binding proposal submitted at its annual stockholder meetings. In its proxy materials, the Company reminds stockholders that the Audit/Ethics Committee retains the full power to select, retain and terminate an auditor. *See* Schedule 14A filed by the Company with the Commission on March 4, 2011 (proxy materials for the Company's 2011 annual meeting), page 55.

4 Because the Proposal conflicts with the Exchange Act Rules and the NYSE Listed Company Manual, the Company believes the Proposal is also excludable pursuant to Rule 14a-8(i)(2), because it would violate these rules if the Proposal were implemented. *Hewlett-Packard Company* (avail. Nov. 18, 2011).

5 In addition, we note that the Staff recently concurred in Hewlett-Packard's assessment that the selection of an auditor has not emerged as a consistent topic of widespread public debate

(Continued...)

Conclusion

For the reasons discussed above, the Company respectfully requests that the Staff confirm it will not recommend enforcement action against the Company if it excludes the Proposal from the proxy materials for its 2012 annual meeting of stockholders. If for any reason the Staff does not agree with the Company's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a formal response. If you desire any additional information, please call me at (713) 439-8122.

Sincerely,

Baker Hughes Incorporated

Lee Whitley
Senior Corporate Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314
(Sent by mail and email, with attachments)

Craig Rosenberg
ProxyVote Plus
One Lane Center
1200 Shermer Road, Suite 216
Northbrook, IL 60062
(sent by mail, with attachments)

(...continued.)
to warrant treatment as a significant policy issue such that this type of proposal may be included in a company's proxy materials notwithstanding Rule 14a-8(i)(7).

EXHIBIT A

Stockholder Proposal and Correspondence

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via fax 713-439-8966 and via UPS]

November 10, 2011

Sandra E. Alford, Corporate Secretary
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019

Re: Audit Firm Rotation Proposal

Ms. Alford:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Baker Hughes Incorporated ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses the issue of our companies audit firm rotation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 38,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Audit Firm Rotation Policy Proposal

Be It Resolved: That the shareholders of Baker Hughes Incorporated ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-,term auditor-client relationships are prevalent: for the largest 100 companies, auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Baker Hughes Incorporated has paid its audit firm, Deloitte & Touche LLP a total of $92,900,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.



Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8673
Fax 281-582-5859
sandy.alford@bakerhughes.com

Sandra E. Alford
Corporate Secretary

Via Overnight Mail

November 15, 2011

Mr. Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

RE: Stockholder Proposal Pertaining to Audit Firm Rotation

Dear Mr. Colombo:

This letter will confirm receipt of the Sheet Metal Workers' National Pension Fund's letter sent via facsimile on November 8, 2011 enclosing a stockholder proposal pertaining to audit firm rotation for inclusion in the Baker Hughes Incorporated's Proxy Statement for its 2012 Annual Meeting of Stockholders.

Please do not hesitate to call me at (713) 439-8673 if you have any questions.

Very truly yours,

Sandra E. Alford

c: Mr. Craig Rosenberg, ProxyVote Plus

EXHIBIT B

Baker Hughes Incorporated

Audit/Ethics Committee Charter



Audit/Ethics Committee Charter

BAKER HUGHES INCORPORATED

CHARTER OF THE AUDIT/ETHICS COMMITTEE OF THE BOARD OF DIRECTORS (as amended and restated October 21, 2009)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

PURPOSE

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and financial reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Company's internal audit function. The Committee shall also prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

COMPOSITION

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and are subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: (i) an understanding of GAAP and financial statements; (ii) experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers or supervising one or more persons engaged in such activities and (b) applying GAAP principles in connection with the accounting for estimates, accruals and reserves; (iii) an understanding of internal control over financial reporting; and (iv) an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

If a member of the Committee ceases to be independent for reasons outside the member's reasonable control, his or her membership on the committee may, if so permitted under then applicable NYSE rules, continue until the earlier of the Company's next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to qualify as independent.

PRINCIPAL RESPONSIBILITIES

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures, and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent registered public accounting firm, corporate auditors, general counsel and compliance officer. The Committee shall also meet in executive session with such other employees as it deems necessary and appropriate.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

o Receive and review reports from the independent registered public accounting firm pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") and Section 10(A)(k) of the Exchange Act regarding: (i) all critical accounting policies and practices being used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and the treatment preferred by the independent registered public accounting firm; and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unrecorded audit adjustments.

o On an annual basis, receive and review formal written reports from the independent registered public accounting firm regarding the auditors' independence required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526 "Communication with Audit Committees Concerning Independence.", giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent registered public accounting firm' internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities; within the preceding five years with respect to one or more independent audits carried out by the auditors; and (iii) any steps taken to deal with such issues. Conduct an active discussion with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. Select the independent registered public accounting firm to be employed or discharged by the Company. Review and evaluate competence of partners and managers of the independent registered public accounting firm who lead the audit. As required by law, ensure the rotation of the lead audit partner having primary responsibility for the Company's audit and the audit partner responsible for reviewing the audit. Consider whether there should be a rotation of the independent registered public accounting firm. The Committee shall establish hiring policies for the Company of employees or former employees of the independent registered public accounting firm in accordance with the NYSE rules, SOX and as specified by the SEC and review and discuss with management and the independent registered public accounting firm any proposals for hiring any key member of the independent registered public accounting firm's team.

o Prior to commencement of the annual audit, review with management, the corporate auditors and the independent registered public accounting firm the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.

o Review policies and procedures for the engagement of the independent registered public accounting firm to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the de minimus exception under SOX. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.

o Review with management and independent registered public accounting firm the accounting and reporting policies and procedures that may be viewed as critical accounting estimates, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.

o Review with management and the independent registered public accounting firm any financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any. Discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved. Ascertain that no restrictions were placed by management on implementation of the independent or corporate auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.

o Review with management, the corporate auditors and the independent registered public accounting firm the results of (i) the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section; and (ii) the quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section. Have management review the Company's financial results with the Board of Directors.

o Review and discuss with management and the independent registered public accounting firm management's report on internal control prior to the filing of the Company's annual report on Form 10-K.

o Establish guidelines with respect to earnings releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.

o Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and financial reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent registered public accounting firm or the performance of the internal audit function.

o Review guidelines and policies on enterprise risk management including risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

o Annually prepare an audit committee report for inclusion in the Company's proxy statement stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114; (iii) received a formal written report from the independent registered public accounting firm concerning the auditors' independence required by the PCAOB's Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence." and has discussed with the independent accountant the independent accountant's independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent registered public accounting firm, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

o Cause the Charter to be included periodically in the proxy statement as required by applicable rules.

o Review actions taken by management on the independent registered public accounting firm and corporate auditors' recommendations relating to organization, internal controls and operations.

o Meet separately and periodically with management, the corporate auditors and the independent registered public accounting firm to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the travel and entertainment expenses of the Company's senior management. Review annually the audit of the travel expenses of the members of the Company's Board of Directors. At least every three years the Committee reviews the Corporate Audit Department Charter. At least every five years the Committee reviews the report received from a qualified, independent audit firm regarding its quality assurance review of the Company's internal audit function.

o Review membership of the Company's "Disclosure Control and Internal Control Committee" ("DCIC"), the DCIC's scheduled activities and the DCIC's quarterly report. Review on an annual basis the DCIC Charter.

o Receive reports from the CEO and CFO on any material weaknesses and significant deficiencies in the design or operation of certain internal controls over financial reporting and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

o Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.

o Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.

o Annually review with the independent registered public accounting firm any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent registered public accounting firm' activities or on access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

With regard to its compliance responsibilities, the Committee shall:

o Review policies and procedures that the Company has implemented regarding compliance with applicable federal, state and local laws and regulations, including the Company's Business Code of Conduct and its Foreign Corrupt Practices Act policies. Monitor the effectiveness of these policies and procedures for compliance with the U.S. Federal Sentencing Guidelines, as amended, and institute any changes or revisions to such policies and procedures may be deemed, warranted or necessary.

o Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries.

o Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.

o Review the Company's compliance with its environmental policy on an annual basis.

o Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits; those are the responsibilities of the independent registered public accounting firm. Further, it is not the Committee's responsibility to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; those are the responsibilities of management. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

MEETINGS

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. The Committee may ask employees, the independent registered public accounting firm, corporate auditors or others whose advice and counsel the Committee deems relevant to attend meetings and provide information to the Committee. The Committee will be available to the independent registered public accounting firm and the corporate auditors of the Company. All meetings of the Committee will be held pursuant to the Bylaws of the Company and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.